UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crescent Energy Company

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

44952J104

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Charles Guinn, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,127,880
	8	SHARED VOTING POWER 6,558,788
	9	SOLE DISPOSITIVE POWER 3,127,880
	10	SHARED DISPOSITIVE POWER 6,558,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,686,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,350
	8	SHARED VOTING POWER 6,431,819
	9	SOLE DISPOSITIVE POWER 14,350
	10	SHARED DISPOSITIVE POWER 6,431,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,446,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,413,523
	8	SHARED VOTING POWER 6,431,819
	9	SOLE DISPOSITIVE POWER 2,413,523
	10	SHARED DISPOSITIVE POWER 6,431,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,213,073
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,213,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 605,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 605,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 607,741
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 607,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,747,221
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,747,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,747,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,747,221
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,747,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,747,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Kulik GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 74,578
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 74,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Kulik Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 74,578
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 74,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The Goff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,391
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFT Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS GFS Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,028,804
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,028,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,028,804
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,028,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS GFS MCEP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 953,663
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 953,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff MCEP II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 953,663
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 953,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS GFS Energy GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 489,058
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 489,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Focused Energy Strategies, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 489,058
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 489,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Crescent Energy Company (the “Issuer”), whose principal executive offices are located at 600 Travis Street, Suite 7200, Houston, TX 77002.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Goff MCF Partners, LP (“Goff MCF”);

GFS Contango GP, LLC (“GFS Contango”);

Goff MCEP Holdings, LLC (“Goff MCEP”);

Goff MCEP II, LP (“MCEP II”);

GFS MCEP GP, LLC (“GFS MCEP”);

Goff Focused Energy Strategies, LP (“Goff Energy”);

GFS Energy GP, LLC (“GFS Energy”);

Goff Family Investments, LP (“Family Investments”);

Goff Capital, Inc. (“Goff Capital”);

GFS Management, LLC (“GFS Management”);

Goff Focused Strategies LLC (“GFS”);

GFT Strategies, LLC (“GFT”);

John C. Goff 2010 Family Trust (“Goff Family Trust”);

JCG 2016 Holdings, LP (“Holdings”);

JCG 2016 Management, LLC (“Holdings GP”);

Kulik Partners, LP (“Kulik”);

Kulik GP, LLC (“Kulik GP”);

The Goff Family Foundation (“Goff Foundation”);

Travis Goff; and

John C. Goff.

Each of the Reporting Persons, except Family Investments, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Family Investments is organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States. John C. Goff is the Chairman of the Board of Directors of the Issuer (the “Board”). The address of the principal office of the Reporting Persons is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. The Reporting Persons, except Goff Foundation, are principally engaged in the business of investments in securities, including in securities of the Issuer. The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants. The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see Item 5 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

At the effective time of the transaction agreement (the “Transaction Agreement”), each outstanding share of Common Stock of Contango Oil & Gas Company (“Contango”) was converted into and became exchangeable for 0.2000 shares of Class A Common Stock of the Issuer. At the effective time of the Transaction Agreement, each share of Contango common stock held by Goff MCF, Goff MCEP, MCEP II, Goff Energy, Goff Family Trust, Family Investments, Holdings, Kulik, Goff Foundation, Travis Goff, and John C. Goff, the Reporting Persons received an aggregate amount of 9,701,018 shares of Class A Common Stock as consideration for the 48,505,104 shares of Contango collectively held by such reporting persons.

Item 4.	Purpose of the Transaction.

On June 7, 2021, Contango, Independence Energy LLC (“Independence”), IE PubCo Inc., IE OpCo LLC, IE C Merger Sub Inc., and IE L Merger Sub LLC (collectively, the “Merger Parties”) entered into the Transaction Agreement pursuant to which Contango and Independence would combine their operations in an all-stock merger, as described in more detail therein (the “Merger”).

On December 7, 2021, the Merger Parties completed the transactions described in the Transaction Agreement (the “Closing”). In connection with the Closing and pursuant to the structure contemplated by the Transaction Agreement, each share of Contango common stock beneficially owned by the Reporting Persons was converted into the right to receive 0.2000 shares of Class A Common Stock of the Issuer, the new public company after Closing, representing voting and economic rights in the Issuer.

Also on June 7, 2021, in connection with the Transaction Agreement, John C. Goff entered into a Voting Agreement (“Voting Agreement”), by and among Independence Energy LLC (“Isla”), John C. Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Kulik, Goff MCEP, MCEP II, Goff Energy and Goff Foundation (each, together with John C. Goff, a “Stockholder” and collectively, the “Stockholders”) pursuant to which each Stockholder agreed to vote its shares of Common Stock in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Transaction Agreement, subject to the terms and conditions set forth in the Voting Agreement. In connection with the Closing, the Voting Agreement terminated by its own terms.

The foregoing description of the Closing and the Transaction Agreement are qualified in their entirety by reference to the Transaction Agreement, which is referenced as Exhibit 2 to this Schedule 13D and is also incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is referenced as Exhibit 3 to this Schedule 13D and is also incorporated herein by reference.

Registration Rights

On December 7, 2021, in connection with the Closing, the Issuer, the Stockholders, and certain other parties, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to provide, with respect to certain parties to the Registration Rights Agreement and each of their permitted transferees, customary “demand” and “piggyback” registration rights, and with respect to the Stockholders and each of their permitted transferees, customary “piggyback” registration rights, with respect to their shares of the Issuer’s common stock, subject to certain requirements and customary conditions. The Registration Rights Agreement further provides that shares of Common Stock of the Issuer held by the Reporting Persons or their permitted transferees will be locked-up for a certain period of time as defined therein. The foregoing description of the Registration Rights Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Voting Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board, including John C. Goff as Chairman of the Board, may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 43,105,853 shares of Class A Common Stock outstanding plus (ii) 127,536,463 shares of Class B Common Stock outstanding and voting together with the Common Stock on all matters presented to stockholders for their vote or approval, with certain exceptions, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 3, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goff Focused Energy Strategies, LP	489,058	0.3%	0	489,058	0	489,058
GFS Energy GP, LLC	489,058	0.3%	0	489,058	0	489,058
Goff MCEP II, LP	953,663	0.6%	0	953,663	0	953,663
GFS MCEP GP, LLC	953,663	0.6%	0	953,663	0	953,663
Goff MCF Partners, LP	2,028,804	1.2%	0	2,028,804	0	2,028,804
GFS Contango GP, LLC	2,028,804	1.2%	0	2,028,804	0	2,028,804
GFS Management, LLC	3,471,525	2.0%	0	3,471,525	0	3,471,525
Goff Focused Strategies LLC	3,471,525	2.0%	0	3,471,525	0	3,471,525
GFT Strategies, LLC	3,471,525	2.0%	0	3,471,525	0	3,471,525
The Goff Family Foundation	52,391	0.0%	0	52,391	0	52,391
Kulik Partners, LP	74,578	0.0%	0	74,578	0	74,578
Kulik GP, LLC	74,578	0.0%	0	74,578	0	74,578

JCG 2016 Holdings, LP	1,747,221	1.0%	0	1,747,221	0	1,747,221
JCG 2016 Management, LLC	1,747,221	1.0%	0	1,747,221	0	1,747,221
Goff MCEP Holdings, LLC	607,741	0.4%	0	607,741	0	607,741
Goff Family Investments, LP	605,332	0.4%	0	605,332	0	605,332
Goff Capital, Inc.	1,213,073	0.7%	0	1,213,073	0	1,213,073
John C. Goff 2010 Family Trust	8,845,342	5.2%	2,413,523	6,431,819	2,413,523	6,431,819
Travis Goff	6,446,169	3.8%	14,350	6,431,819	14,350	6,431,819
John C. Goff	9,686,668	5.7%	3,127,880	6,558,788	3,127,880	6,558,788

Goff Energy is the record holder of 489,058 shares of Common Stock. MCEP II is the record holder of 953,663 shares of Common Stock. Goff MCF is the record holder of 2,028,804 shares of Common Stock. Goff Foundation is the record holder of 52,391 shares of Common Stock. Kulik is the record holder of 74,578 shares of Common Stock. Holdings is the record holder of 1,747,221 shares of Common Stock. Goff MCEP is the record holder of 607,741 shares of Common Stock. Family Investments is the record holder of 605,332 shares of Common Stock. GFS Energy, as general partner to Goff Energy, may be deemed to beneficially own the shares of Common Stock held of record by Goff Energy. GFS MCEP, as general partner to MCEP II, may be deemed to beneficially own the shares of Common Stock held of record by MCEP II. GFS Contango, as general partner to Goff MCF (together with MCEP II and Goff Energy, the “Funds”), may be deemed to beneficially own the shares of Common Stock held of record by Goff MCF. GFS Management, as managing member to GFS Energy, GFS MCEP, and GFS Contango, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFS, as managing member to GFS Management, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFT, as controlling equity holder of GFS, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. Kulik GP, as general partner to Kulik, may be deemed to beneficially own the shares of Common Stock held of record by Kulik. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the shares of Common Stock held of record by Holdings. Goff Capital, as manager to Goff MCEP and general partner to Family Investments, may be deemed to beneficially own the shares of Common Stock held of record by Goff MCEP and Family Investments. Goff Family Trust is the record holder of 2,413,523 shares of Common Stock, and as managing member of GFT and sole shareholder of Goff Capital and Holdings GP, may be deemed to beneficially own the shares of Common Stock held of record by the Funds, Holdings, Goff MCEP, and Family Investments. Travis Goff is the record holder of 14,350 shares of Common Stock. Travis Goff is also the President of Goff Capital, GFS, and Holdings GP and is the son of John C. Goff. As a result of the foregoing relationships, he may be deemed to beneficially own the shares of Common Stock beneficially owned by the Funds, Holdings, Goff MCEP, and Family Investments, and John C. Goff may be deemed to beneficially own the shares of Common Stock beneficially owned by Travis Goff. John C. Goff is the record holder of 714,357 shares of Common Stock, and as a manager of Kulik GP, manager of GFS, the sole board member of the Goff Foundation, and the sole trustee of the Goff Family Trust, which is the sole shareholder of Goff Capital and Holdings GP, he may be deemed to beneficially own the shares of Common Stock held of record by Kulik, the Funds, Goff Foundation, Holdings, Goff MCEP, Family Investments and Goff Family Trust.

(c)    Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)     None.

(e)     Not applicable.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Transaction Agreement, Voting Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Transaction Agreement, dated June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, IE PubCo Inc., IE OpCo LLC, IE C Merger Sub, and IE L Merger Sub LLC (incorporated by reference to Exhibit 2.1 to Form 8-K of Contango Oil & Gas Company filed June 8, 2021).

3	Voting Agreement, dated June 7, 2021, by and among Isla, Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Kulik, Goff MCEP, MCEP II, Goff Energy and Goff Foundation (incorporated by reference to Exhibit 1 to the Amendment No. 13 to the Schedule 13D of Contango Oil & Gas Company filed on June 9, 2021).

4	Registration Rights Agreement, dated December 7, 2021, by and among the Issuer and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer filed on December 8, 2021).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2021

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff
John C. Goff, Manager

Goff Family Foundation

By:	/s/ John C. Goff
John C. Goff, sole board member

GFS Contango GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By: its Managing Member, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Kulik GP, LLC

By:	/s/ John C. Goff
John C. Goff, Manager

GFS Energy GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC
By: its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff MCEP II, LP
By: its General Partner, GFS MCEP GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS MCEP GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Energy Strategies, LP
By: its General Partner, GFS Energy GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Travis Goff

By:	/s/ Travis Goff